

BB 3/2

UNITI
SECURITIES AND E)
Washingt

07000911

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65728

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MBM Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Louisiana, Suite 2600
(No. and Street)

Houston	**Texas**	**77002**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hobert L. Burnam **713-228-6444**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parmet, Chapman & Key, P.C.
(Name – *if individual, state last, first, middle name*)

6750 W. Loop South, Suite 1010	**Bellaire**	**TX**	**77401**
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert L. Burnam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBM Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Robert L. Burnam, COO and Principal

Title



Notary Public



JUHLIA M. NELSON
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
2-22-2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBM Securities, Inc.

Financial Statements

For the Year Ended December 31, 2006

MBM Securities, Inc.

Financial Statements

Contents

Report of Independent Auditors..1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Stockholders' Equity 4
Statement of Cash Flows 5
Notes to Financial Statements...6-8

Supplementary Information

Report of Independent Auditors...9
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.......................................10
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission....... 11
Schedule III – Information Relating to Possession or Control Requirements Under 15c3-3 of the Securities and Exchange Commission 12
Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Option Accounts...13

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker – Dealer Claiming an Exemption From SEC Rule 15c3-3.. 14-15

PARMET, CHAPMAN & MADSEN, P.C.
Certified Public Accountants

6750 W. LOOP SOUTH
SUITE 1010
BELLAIRE, TEXAS 77401
PHONE: (713) 661-3456
FAX: (713) 661-6626

Report of Independent Auditors

Board of Directors
MBM Securities, Inc.

We have audited the accompanying statement of financial condition of MBM Securities, Inc. (an S Corporation) as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MBM Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Parmet, Chapman & Madsen, P.C.

PARMET, CHAPMAN & MADSEN, P.C.
Certified Public Accountants
Bellaire, Texas
January 25, 2007

MBM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS		
Cash	$	11,023
Accrued commissions receivable		23,000
Securities, including net unrealized gains of $9,167 (Note 4)		72,055
TOTAL ASSETS	$	106,078
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued service fee payable (Note 2)	$	21,160
TOTAL LIABILITIES		21,160
STOCKHOLDERS' EQUITY		
Common stock ($1 par value, 500,000 voting shares and 500,000 nonvoting shares authorized, 1,000 voting shares issued and outstanding)		1,000
Additional paid-in capital		13,421
Retained earnings		70,497
TOTAL STOCKHOLDERS' EQUITY		84,918
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	106,078

The accompanying notes are an integral part of these financial statements.

MBM SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

REVENUE		
Commission income		$ 403,231
Net investment income		9,325
Other income		435
	TOTAL REVENUE	412,991
EXPENSES		
Service fees (Note 2)		370,972
	TOTAL EXPENSES	370,972
	NET INCOME	$ 42,019

The accompanying notes are an integral part of these financial statements.

MBM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2005	$ 1,000	$ 13,421	$ 44,228	$ 58,649
Net income			42,019	42,019
Distributions			(15,750)	(15,750)
Balance at December 31, 2006	$ 1,000	$ 13,421	$ 70,497	$ 84,918

The accompanying notes are an integral part of these financial statements.

MBM SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income	$	42,019
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in accrued commissions receivable		(5,383)
(Increase) in securities		(9,326)
(Decrease) in accrued service fee payable		(11,048)
Total adjustments		(25,757)
Net cash provided by operating activities		16,262
Cash flows from investing activities:		
Purchase of securities		(15,000)
Net cash used by investing activities		(15,000)
Cash flows from financing activities:		
Distributions		(15,750)
Net cash used by financing activities		(15,750)
Net decrease in cash		(14,488)
Cash at December 31, 2005		25,511
Cash at December 31, 2006	$	11,023
Noncash investing activities:		
Security sales proceeds reinvested in securities	$	11,494
Earnings reinvested in securities	$	1,146
Supplemental disclosure of cash flow information:		
Interest payments	$	-
Tax payments	$	-

The accompanying notes are an integral part of these financial statements.

MBM Securities, Inc.
Notes to Financial Statements
December 31, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MBM Securities, Inc. (the Corporation) was formed on October 7, 2002 and is a broker-dealer registered with the Securities and Exchange Commission to sell mutual funds and variable life insurance or annuities. The Corporation is a member of the National Association of Securities Dealers.

Commission Income and Accrued Commissions Receivable

Commission income mainly consists of 12b-1 fees and is recognized when earned. Accrued commissions receivable consists of management's estimate of commissions earned in December 2006 but not received until January 2007. An allowance is established for doubtful accounts based on management's evaluation of collectibility of outstanding receivables. No allowance for uncollectible commissions receivable is deemed necessary at December 31, 2006.

Accounts are deemed past due and are written off based on the facts and circumstances surrounding the particular account.

Income Taxes

The Company elected on October 9, 2002 to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's net income.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MBM Securities, Inc.
Notes to Financial Statements
December 31, 2006

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company has a service agreement with an entity that is related by common ownership. Under the agreement, the related entity provides the Company with office space, office equipment and administrative staff. In addition, the related entity pays substantially all of the Company's expenses. In exchange, the Company pays the related entity a proportional allocation service fee equal to 92% of the Company's monthly operating income.

During the year ended December 31, 2006, the proportional allocation service fees incurred equaled $370,972 and is shown as service fees on the accompanying statement of income. As of December 31, 2006, $21,160 was due to the related entity for unpaid service fees.

The service agreement automatically renews for successive one year terms unless terminated by either party upon 30 days written notice.

Substantially all of the Corporation's revenue is derived from customers of the related party.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Corporation had net capital of $71,258 which was $46,258 in excess of its required net capital of $25,000. The Company's net capital ratio was 3.36 to 1.

MBM Securities, Inc.
Notes to Financial Statements
December 31, 2006

NOTE 4 – SECURITIES

Securities are recorded at their fair values. Fair values generally are determined using quoted market prices or rates. The carrying amounts of securities and their approximate fair values at December 31, 2006 are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
AIM Global Real Estate	$ 5,440	$ 2,152	$ -	$ 7,592
Davis NY Venture Fund	5,084	938	-	6,022
Ivy Asset Strategy Fund	11,909	382	-	12,291
Quant Emerging Markets	5,167	419	-	5,586
Satuit Capital Micro Cap	5,000	-	61	4,939
Schwab Hedged Equity Fund	5,022	258	-	5,280
Thornburg Core Growth Fund	5,184	1,302	-	6,486
Thornburg Intl Value Fund	5,403	1,317	-	6,720
Rydex ETF Trust	14,679	2,460	-	17,139
	$ 62,888	$ 9,228	$ 61	$ 72,055

The specific identification method is used to determine the cost of any securities sold during the year.

NOTE 5 – CONTINGENCY

During 2006, the entity related by common ownership described in Note 2 began merger negotiations with a major financial institution. If the merger is finalized it is expected to be completed during 2007. At this point in the negotiations, management does not anticipate any significant impact on the operations of the Company during 2007.

PARMET, CHAPMAN & MADSEN, P.C.
Certified Public Accountants

6750 W. LOOP SOUTH
SUITE 1010
BELLAIRE, TEXAS 77401
PHONE: (713) 661-3456
FAX: (713) 661-6626

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
MBM Securities, Inc.

We have audited the accompanying financial statements of MBM Securities, Inc. for the year ending December 31, 2006, and have issued our report thereon dated January 25, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parmet, Chapman & Madsen, P.C.

PARMET, CHAPMAN & MADSEN, P.C.
Certified Public Accountants
Bellaire, Texas
January 25, 2007

Schedule I

MBM SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

NET CAPITAL		
Total stockholders' equity qualified for net capital		$ 84,918
Deductions and/or charges:		
Nonallowable assets:		
Accrued commissions receivable	$ 2,767	
Other assets	100	2,867
Net capital before haircuts on securities positions (tenative net capital)		82,051
Haircuts on securities		10,793
NET CAPITAL		$ 71,258
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accrued service fee payable		$ 21,160
TOTAL AGGREGATE INDEBTEDNESS		$ 21,160
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 25,000
Excess net capital at 1,500 percent		$ 68,084
Excess net capital at 1,000 percent		$ 69,142
Ratio: aggregate indebtedness to net capital		3.36 to 1
Excess net capital (net capital less minimum)		$ 46,258
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2006)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 74,025
Nonallowable assets erroneously reported as allowable:		
Accrued commissions receivable over 30 days old		(2,767)
NET CAPITAL PER ABOVE		$ 71,258

Schedule II

MBM SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

The Corporation is exempt from filing Schedule II under SEC Rule 15c3-3(k)(1).

Schedule III

MBM SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

The Corporation is exempt from filing Schedule III under SEC Rule 15c3-3(k)(1).

Schedule IV

MBM SECURITIES, INC.
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts
As of December 31, 2006

The Corporation holds no regulated commodity futures and options accounts.

PARMET, CHAPMAN & MADSEN, P.C.
Certified Public Accountants

6750 W. LOOP SOUTH
SUITE 1010
BELLAIRE, TEXAS 77401
PHONE: (713) 661-3456
FAX: (713) 661-6626

Board of Directors
MBM Securities, Inc.:

In planning and performing our audit of the financial statements of MBM Securities, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parmet, Chapman & Madsen, P.C.

PARMET, CHAPMAN & MADSEN, P.C.
Certified Public Accountants
Bellaire, Texas
January 25, 2007

END